                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                                 ValuJet, Inc.
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                                (Name of Issuer)


                     Common Stock $.001 par value per share
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                         (Title of Class of Securities)


                                   919906107
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                      13G
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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Maurice J. Gallagher, Jr. and Marcia Gallagher
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)   [ ]
                                                       (b)   [ ]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
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                   5     SOLE VOTING POWER
 NUMBER OF
  SHARES                         4,456,000*
________________________________________________________________________________
                   6     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       157,500
   EACH
________________________________________________________________________________
                   7     SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                         4,456,000*
   WITH
________________________________________________________________________________
                   8     SHARED DISPOSITIVE POWER

                                 157,500
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,613,500*
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.4%
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12   TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------


* Maurice J. Gallagher, Jr. by himself has sole voting and dispositive power over 180,000 of the shares reflected above.

                                  SCHEDULE 13G


ITEM 1.

         (a) The name of the issuer is ValuJet, Inc. ("ValuJet").

         (b) ValuJet's principal executive offices are located at 1800 Phoenix Boulevard, Suite 126, Atlanta, Georgia 30349.

ITEM 2.

         (a) This Schedule 13G is filed on behalf of Maurice J. Gallagher, Jr. and Marcia Gallagher (the "Reporting Persons").

         (b) The Reporting Persons' principal business address is 6900 Westcliff Drive, Suite 505, Las Vegas, Nevada 89128.

         (c) The Reporting Persons are citizens of the United States of America.

         (d) The class of securities being reported on hereunder is the Common Stock, par value $.001 per share, of ValuJet (the "Common Stock").

         (e) The CUSIP number of the Common Stock is 919906107.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

ITEM 4.  OWNERSHIP

         (a) The Reporting Persons beneficially own 4,456,000 shares of which 150,000 shares may be acquired by Mr. Gallagher by exercise of presently exercisable options and of which 157,500 shares are owned by a trust under which the Reporting Persons' children are beneficiaries and over which the trustee thereof has voting and dispositive power. Due to the beneficial interest of the Reporting Persons' children in such trust, these 157,500 shares are reflected as shares subject to shared voting and dispositive power below.

         (b) Such shares represent 8.4% of ValuJet Common Stock.

         (c) Of such shares:

             (i) 4,456,000 shares are subject to the Reporting Persons' sole power to vote (assuming the exercise of the options referred to above) with respect to which Maurice J. Gallagher, Jr., has sole voting power over 30,000 shares as trustee of a trust for the benefit of his sisters and over 150,000 shares subject to the above-referenced options.
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             (ii)  157,500 shares are subject to the Reporting Persons' shared power to vote;

             (iii) 4,456,000 shares are subject to the Reporting Persons' sole dispositive power (assuming the exercise of the options referred to above) with respect to which Maurice J. Gallagher, Jr. has sole dispositive power over 30,000 shares as trustee of a trust for the benefit of his sisters and over the 150,000 shares subject to the above-referenced options.

             (iv) 157,500 shares are subject to the Reporting Persons' shared dispositive power.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         Not Applicable.

                                   SIGNATURE



         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                                       February 3, 1997
                                            ------------------------------------
                                                             Date



                                                 /s/ Maurice J. Gallagher, Jr.
                                            ------------------------------------
                                                    Maurice J. Gallagher, Jr.



                                                    /s/ Marcia Gallagher
                                            ------------------------------------
                                                       Marcia Gallagher